MIND CTI Reports Cash Flow from Operating Activities of $4.4 Million in 2011

* Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, February 29, 2012 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (enterprise call accounting) solutions, today announced results for the fourth quarter and year ended December 31, 2011.

MIND also announced today that its 2012 Annual General Meeting of Shareholders will be held on, April 10, 2012, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

Shareholders of record at the close of business on March 9, 2012 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the meeting is as follows:

(i)	to re-appoint Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors, until the close of next year's Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and

(ii)	to approve the service of Monica Iancu as both (i) President and CEO and (ii) Chairperson of the Board of Directors of the Company, for a period of up to three (3) years; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2011.

Approval of the matter in paragraph (i) above requires the affirmative vote of a majority of the ordinary shares present in person or by proxy and voting on the matter.

Approval of the matter in paragraph (ii) above requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy or written ballot, and voting on the matter, which affirmative vote must include at least two-thirds of the votes cast by non-controlling shareholders (if any) and by shareholders who do not have a personal interest in the matter (if any); or, alternatively, the total shareholdings of the votes cast against the proposal, by non-controlling shareholders and by shareholders who do not have a personal interest in the matter, does no exceed two percent of the total voting rights in the Company.

Financial Highlights of Q4 2011

•         Revenues of close to $5.3 million, compared with $5.0 million in the fourth quarter of 2010.

•         Operating income was $1.2 million, compared with operating income of $1.8 million in the fourth quarter of 2010.

•         Net income of $1.3 million or $0.07 per share, compared with net income of $1.9 million or $0.10 per share in the fourth quarter of 2010.

•         Two new wins.

Year 2011 Financial Highlights

•         Revenues of $18.9 million, compared with $19.9 million in 2010.

•         Operating income was $3.9 million, or 21 % of revenue, compared with $5 million, or 25 % of revenue, in 2010.

•         Net income of $4.3 million, or $0.23 per share, compared with $4.9 million, or $0.26 per share in 2010.

•         Cash flow from operating activities was $4.4 million.

•         Cash position of approximately $19 million as of December 31, 2011

•         Five new wins and multiple upgrades.

Monica Iancu, Chairperson and CEO, commented: “We had a strong quarter, with two new wins and progress with some of our prospects and existing customers. We plan to increase the company size in the first half of 2012 to support the new projects and the multiple requests of engineering resources we receive from our growing customer base. We expect the latest important wins to have a positive impact on our 2012 results. At the same time mainly due to consolidation of platforms at large existing customers where we supplied niche solutions, some maintenance agreements will not be renewed in 2012 and we expect that will bear some negative impact on our 2012 revenues and profitability. We feel that we reached many of our targets - very high visibility, increased average deal size, significant recurrent revenue and fully convergent technology. We believe that now, with our highly qualified team, our proven methodology and technology we can aim to the next long term target - internal growth.”

Revenue Distribution for Q4 2011

Sales in the Americas represented 51.7 % and sales in Europe represented 32.0% of total revenue.

Revenue from our customer care and billing software totaled $4.2 million, while revenue from our enterprise call accounting software was $1.1 million. Revenue from licenses was $1.6 million, or 31.0% of total revenue, while revenue from maintenance and additional services was $3.7 million, or 69.0%.

Revenue Distribution for Full Year 2011

Sales in the Americas represented 50.0 % and sales in Europe represented 35.3 % of total revenue.

Revenue from our customer care and billing software totaled $14.8 million, while revenue from our enterprise call accounting software was $4.1 million. Revenue from licenses was $5.2 million, or 27.2 % of total revenue, while revenue from maintenance and additional services was $13.7 million, or 72.8%.

New Wins & Follow-on Orders

The two new wins are with rural telephone carriers based in the United States. One carrier chose MIND to supply the proven fully convergent postpaid & prepaid MIND platform, to support wireless (both CDMA and LTE infrastructure), wireline, Broadband and IPTV services. The other selected MIND to replace its existing postpaid solution in order to better support the carrier’s wireless services (over a CDMA network).

Similar to other quarters we also received follow-on orders from existing customers.

Dividend Distribution

Based on our dividend policy and taking into consideration the strong cash flow in 2011 and the remaining cash after the distribution, the Board declared on February 29, 2012 a cash dividend of $0.24 per share before withholding tax.

"Given our strong cash position ($19 million as of December 31, 2011) and our long-standing positive operating cash flow, we believe that our dividend policy enhances shareholders value and that we are well positioned and have the required resources to respond to potentially increasing market needs," stated Monica.

The record date for the dividend will be March 14, 2012 and the payment date will be March 28, 2012. Tax will be withheld at a rate of 25%.

Conference Call Information

MIND will host a conference call on March 1, 2012 at 9:30 a.m., Eastern Time, to discuss the Company's fourth quarter and full year 2011 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year
	ended		ended
	December 31		December 31
	2011	2010	2011	2010
	U.S. $ in thousands
	(except per share data)

Revenues	$5,275	$4,991	$19,245	$19,886
Less stock- based compensation granted to a customer	-	-	332	-
	5,275	4,991	18,913	19,886

Cost of revenues	1,936	1,333	6,476	6,167
Gross profit	3,339	3,658	12,437	13,719

Research and development expenses	1,078	1,051	4,673	4,057
Selling and marketing expenses	574	469	1,995	2,119
General and administrative expenses	509	296	1,834	1,555
Impairment of goodwill	-	-	-	586
Impairment of intangible asset	-	-	-	407
Operating income	1,178	1,842	3,935	4,995

Financial income (expenses) - net	(156)	57	171	49
Income (loss) before taxes on income	1,022	1,899	4,106	5,044

Income tax benefits (expenses)	249	(39)	185	(188)

Net Income	$1,271	$1,860	$4,291	$4,856

Earning per ordinary share:
Basic and Diluted	$0.07	$0.10	$0.23	$0.26

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:

Basic	18,730	18,494	18,679	18,467

Diluted	18,833	18,669	18,803	18,613

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2011	2010
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$13,866	$17,582
Short term bank deposits	4,275	2,905
Available for sale securities	409	-
Accounts receivable:
Trade	1,763	1,585
Other	271	154
Prepaid expenses	51	164
Deferred cost of revenues	1,056	199
Deferred taxes	192	-
Inventory	29	30
Total current assets	21,912	22,619

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	473	-
Severance pay fund	1,213	1,512
Deferred cost of revenues	28	66
Deferred taxes	85	-
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	880	834
GOODWILL	5,430	5,430
Total assets	$30,021	$30,461

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$749	$244
Other	1,214	1,236
Deferred revenues	2,950	3,020
Total current liabilities	4,913	4,500
LONG TERM LIABILITIES :
Deferred revenues	633	276
Employee rights upon retirement	1,456	1,702
Total liabilities	7,002	6,478

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,309	39,319
Accumulated other comprehensive income	(70)	-
Differences from translation of foreign currency financial statements of a subsidiary	(1,149)	(1,140)
Treasury shares	(2,652)	(2,800)
Accumulated deficit	(3,473)	(11,450)
Total shareholders’ equity	23,019	23,983
Total liabilities and shareholders’ equity	$30,021	$30,461

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year
	ended		ended
	December 31		December 31
	2011	2010	2011	2010
	U.S. $ in thousands
Cash flows from operating activities:
Net Income	$1,271	$1,860	$4,291	$4,856

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73	89	295	582
Impairment of goodwill	-	-	-	586
Impairment of intangible asset	-	-	-	407
Financial loss from available for sale securities	28	-	47	-
Deferred income taxes, net	(277)	-	(277)	-
Accrued severance pay	(48)	(129)	(138)	134
Capital gain on sale of equipment - net			(19)	(15)
Employees share-based compensation expenses	17	63	61	139
Stock-based compensation granted to customer	-	-	332	-
Realized loss on sale of available for sale securities	61	-	61	-

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(82)	(630)	(168)	(352)
Other	(38)	66	(167)	44

Increase in prepaid expenses and work in process	(430)	(66)	(705)	(74)
Decrease in inventories	1	4	1	4

Increase (decrease) in accounts payable and accruals:
Trade	432	(395)	505	(207)
Other	(181)	(180)	(22)	(336)

Increase (decrease) in deferred revenues	759	252	288	536
Net cash provided by operating activities	1,586	934	4,385	6,304

Cash flows from investing activities:
Purchase of property and equipment	(184)	-	(401)	-
Purchase of available for sale securities	-	(33)	(2,505)	(171)
Sale of available for sale securities	1,445	-	1,445	-
Severance pay funds	51	4	191	(208)
Investment in short term bank deposits	(170)	(681)	(1,393)	(722)
Proceeds from sale of property and equipment	-	-	79	40
Net cash provided by (used in) investing activities	1,142	(710)	(2,584)	(1,061)

Cash flows from financing activities:
Employee stock options exercised and paid	1	4	399	75
Dividend paid	-	-	(5,968)	(3,686)
Net cash provided by (used in) financing activities	1	4	(5,569)	(3,611)

Translation adjustments on cash and cash equivalents	(22)	(45)	52	(45)
Increase (decrease) in cash and cash equivalents	2,707	183	(3,716)	1,587

Balance of cash and cash equivalents at beginning of period	11,159	17,399	17,582	15,995
Balance of cash and cash equivalents at end of period	$13,866	$17,582	$13,866	$17,582

* Certain comparative figures have been reclassified to conform to the current year presentation.